Filed Pursuant to Rule 424(b)(5)
Registration No. 333-102567

Prospectus

DIVIDEND REINVESTMENT PLAN

American Financial Group, Inc.

2,000,000 shares
Common Stock

        Through our Dividend Reinvestment Plan, we offer holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in American Financial Group common stock. Shareholders participating in the plan receive their dividends in shares of our common stock at a discount of 4% from the market price. No brokerage commissions or service fees are charged on any shares purchased through reinvested dividends.

        Shares purchased under the plan can be newly issued shares of previously authorized but unissued shares of our common stock or shares purchased in the open market by our plan agent. Shareholders who do not participate in the plan receive cash dividends, when and as declared by our board of directors, in the usual manner.

        Our common stock is listed on the New York Stock Exchange and the Nasdaq National Market under the symbol “AFG.” On June 24, 2005, the last quoted price for our common stock as reported on the NYSE and Nasdaq was $32.41.

        These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

June 27, 2005

THE PLAN

        Under the American Financial Group, Inc. Dividend Reinvestment Plan, we offer our shareholders the opportunity to purchase shares of our common stock by reinvesting their cash dividends in additional shares of common stock. As explained below, the administrator of the plan will reinvest all or a portion of the cash dividends of a participating shareholder.

        Shares purchased under the plan will be purchased at a 4% discount to the market price of our common stock.

QUESTIONS AND ANSWERS ABOUT THE PLAN

1.     What is the purpose of the plan for shareholders?

        Our Dividend Reinvestment Plan provides registered shareholders with a convenient and economical method of investing their cash dividends in additional shares of our common stock.

2.     Who can participate in the plan?

        A shareholder must hold, of record, at least 25 shares of our common stock in order to participate in the plan. In our discretion, nominees of our employee benefit plans may also participate in the plan.

3.     What are the principal features of the plan to shareholders?

        We provide a 4% discount to shareholders who purchase shares with reinvested dividends (see Question 10). Participants do not pay any brokerage commissions or service charges for purchases. Full investment of funds is possible because the plan permits fractions of shares, as well as full shares, to be credited to a participant’s account.

4.     Who administers the plan?

        Our transfer agent, Wachovia Bank, N.A., administers the plan. The agent keeps plan records, makes purchases of shares of common stock as agent for all participants and handles distributions from the plan. The agent will keep a record of dividends reinvested and purchases made under the plan and will send participants a statement of account following each dividend payment and reinvestment transaction. The agent will also act as custodian of shares purchased under the plan.

        Any questions you may have regarding the plan can be directed to the agent as follows:

Wachovia Bank, N.A.
Shareholder Services Group – NC1153
1525 West W.T. Harris Blvd., 3C3
Charlotte, NC 28262-8522

Toll Free: (800) 829-8432
Local: (704) 590-0394
Fax: (704) 590-7618
Email: equityservices@wachovia.com

        Participants, as registered shareholders of the Company, will also be able to view their account information, perform certain transactions and request forms on line through Wachovia’s website: www.wachovia.com/equityassistlogin.

5.     How do shareholders join the plan?

        Any eligible shareholder may join the plan by completing an enrollment and authorization form (an “enrollment form”) and returning it to the agent. An enrollment form may be obtained at any time by writing or calling the agent or by visiting either the “Shareholder Information” page under the Investor Relations tab on AFG’s website (www.amfnl.com), or by visiting Wachovia’s website (www.wachovia.com/equityassistlogin).

        The enrollment form directs us to pay to the agent the cash dividends on all or a portion of the shares of common stock registered in the participant’s name and on shares of common stock credited to his or her account under the plan. The enrollment form also directs the agent to use cash dividends to purchase shares of common stock.

6.     Can a shareholder participate only as to some of his or her shares?

        Yes. A shareholder may participate in the plan with respect to less than all shares registered in his or her name (as long as the shareholder meets the eligibility requirements in Question 2) and continue to receive cash dividends on the remaining shares.

7.     When may an eligible shareholder join?

        An eligible shareholder may join the plan at any time. If an enrollment form is received by the agent on or before the record date for the payment of a cash dividend, the participant’s dividends will begin being reinvested with that dividend payment. Our dividend record and payment dates are normally on or close to the dates shown below:

Record Date	Payment Date
January 15	January 25
April 15	April 25
July 15	July 25
October 15	October 25

        If an enrollment form is received after the record date for a cash dividend, the dividend will be paid in cash, and participation in the plan will begin with the next cash dividend payment. For example, if an enrollment form is received on or before January 15, the dividend payable on or about January 25 will be reinvested under the plan. If an enrollment form is received after January 15, then the first dividend reinvested under the plan will be the dividend payable on or about April 25.

8.     What is the source of shares purchased under the plan?

        Shares purchased under the plan will normally come from the authorized but unissued shares of our common stock, but may come from shares we hold as treasury shares or through open market purchases. The price of shares purchased for participants will be the same whether the shares are newly issued shares or treasury shares. The price for shares purchased for participants on the open market will be the actual price paid for such shares, minus 4%. Please see Question 10.

9.     When will purchases of stock be made?

        Purchases will be made on (or as close as practicable to) the dividend payment date. We call this the investment date. If the dividend payment date falls on a day when the agent or the New York Stock Exchange is closed, the investment date will be the next day on which both the agent and the New York Stock Exchange are open.

        Purchases on the open market may begin five business days prior to the investment date and will be completed by the investment date, except where completion at a later date is necessary or deemed appropriate by the agent.

10.     What is the price of shares purchased under the plan?

        The price of newly-issued or treasury shares purchased with reinvested cash dividends will be 4% below the average of the high and low sale prices of our common stock as reported on the New York Stock Exchange Composite Tape on the investment date on which shares are purchased. These prices are published regularly in the financial press.

        The price for shares purchased for participants in the open market will be the actual price paid for such shares, minus 4%.

11.     How will the number of shares to be purchased be determined?

        The number of shares that will be purchased for a participant’s account will depend on the amount of the participant’s cash dividend and the price of the shares. A participant’s account will be credited with the number of shares (including fractional shares computed to three decimal places) that results by dividing the dividend amount by the applicable purchase price (computed to three decimal places).

12.     Are there any costs to participants for purchases under the plan?

        No. We will pay all fees, commissions, expenses and costs in connection with purchases under the plan. However, please see Question 17 concerning charges applicable upon withdrawal from the plan.

13.     Will dividends be paid on shares held in a participant’s account?

        Yes. Cash dividends will be paid on all whole and fractional shares held in a participant’s account and will be reinvested in additional shares.

14.     What reports will be sent to participants?

        Quarterly, following dividend payment and reinvestment transactions, the agent will deliver each participant a statement of his or her account. The statement will show all amounts invested, the number of shares purchased and the purchase price, and a current summary of the participant’s total holdings under the plan. The statements of account are the participant’s record of the cost and date of his or her purchases and should be retained for income tax purposes.

        Participants will continue to receive our annual report to shareholders, notice of annual meeting and proxy statement. Participants will also receive information from the agent for reporting dividend income for income tax purposes on shares held under the plan. The agent will also send information for reporting dividend income for income tax purposes on shares held outside the plan.

15.     Will a participant receive certificates for shares purchased?

        Normally, certificates for shares purchased under the plan will not be sent to participants and will instead be registered in the name of the agent or its nominee. This custodial service relieves participants of responsibility for the safekeeping of multiple certificates and protects participants against the risk of loss, theft or destruction of certificates.

        Upon the participant’s written request, the agent will send a certificate for the total number of whole shares credited to his or her account, or for any lesser number specified. Any remaining shares or fractional shares will continue to be held in the participant’s account. Certificates for fractional shares will not be issued.

16.     In whose name will certificates be issued?

        Certificates sent to a participant by the agent upon written request will be registered in the name in which the plan account is maintained. This generally will be the name or names in which the participant’s original certificates were registered at the time of joining the plan.

17.     How does a participant withdraw from the plan?

        A participant may withdraw from the plan by sending written notification of withdrawal to the agent. In the event a participant withdraws from the plan, the agent will deliver to the holder a certificate for whole shares credited to his or her account. In addition, any fractional shares will be sold and a cash payment will be made for the sales price thereof.

        Alternatively, a participant may withdraw from the plan and request that the agent sell all shares, both whole and fractional, held in his or her account. The proceeds from the sale, less the agent’s service fee, any brokerage commissions and transfer taxes, will be remitted to the withdrawing participant. The agent may accumulate sale requests, but sales are expected to occur as soon as administratively feasible and, in any event, at least as frequently as every ten calendar days. The price of shares sold will be the average of all actual sales under the plan on the sale date.

18.     When may a participant withdraw from the plan?

        A participant may withdraw from the plan at any time. If the agent receives the withdrawal request at least five business days prior to a dividend record date, the amount of the cash dividend which would otherwise have been invested on the next investment date, and all subsequent dividends, will be paid to him or her in cash. If the agent receives the withdrawal request less than five business days before the dividend record date, the amount of the cash dividend to be invested on the next investment date will be so invested, but all subsequent dividends will be paid to the participant in cash.

19.     Can a participant request that a portion of the shares in his or her account be sold and remain in the plan?

       Yes. A participant may request that the agent sell less than all shares held in his or her account, and continue to be a participant with respect to the remaining shares in his or her plan account.

20.     May a shareholder rejoin the plan?

        Generally, an eligible shareholder may rejoin the plan and become a participant at any time. However, in order to minimize administrative expenses and to encourage use of the plan as a long-term investment service, we retain the ability to reject the enrollment form from a previous participant on grounds of excessive joining and termination.

21.	What happens if a participant either sells all of his or her shares of common stock or transfers all of his or her shares of common stock into a brokerage account?

        A participant may dispose of some or all of the shares of common stock registered in his or her name or deposit such shares into a brokerage account (holding them in “street name”). If a participant’s record ownership of common stock falls below 25 full shares, including shares credited to his or her account under the plan, the effect will be the same as voluntary withdrawal from the plan as described in Question 17.

22.     What happens if American Financial Group issues a stock dividend, declares a stock split or has a rights offering?

        Any shares that we distribute as a stock dividend on shares held in the participant’s plan account (including fractional shares) and any split of such shares will be credited to a participant’s plan account. Stock dividends or splits distributed on all other shares held by a participant will be mailed directly to a participant in the same manner as to shareholders who are not participating in the plan.

        In a rights offering, a participant’s entitlement will be based upon his or her total holdings, including those credited to his or her account under the plan.

23.     Can a participant vote shares held under the plan?

       Yes. The total shares held, including whole shares credited to the account of a participant, will be voted in accordance with instructions of the participant given on a proxy which will be furnished to the participant or, if the participant desires to vote in person at a meeting, a proxy for total whole shares held may be obtained upon written request received by the agent at least 15 days before the meeting.

24.     What if a participant acquires additional shares after becoming a participant?

        If a participant acquires shares of common stock in the market or otherwise, the dividends paid on those shares will be reinvested under the plan unless the new shares are registered in an account name which is different from the name in which the shareholder is registered under the plan. Upon written instruction to the agent, a participant may elect to receive cash dividends on the newly acquired shares and still remain in the plan with respect to the previously held shares.

25.     What happens to the account if a participant dies?

        Upon receipt by the agent of proper notice of the death or incompetency of a participant, together with any other forms as may be required by the agent, the participant’s account will be terminated and shares will be delivered to the appropriate person in the same manner relating to a participant who withdraws from the plan. See Question 17.

26.     What happens if American Financial Group, voluntarily or involuntarily, liquidates, dissolves or winds up?

        Each participant in the plan, as a holder of common stock, will be entitled to receive his or her pro rata share of our assets remaining after distribution has been made to the holders of creditor claims and any preferred stock.

25.     What are the responsibilities of American Financial Group and the agent under the plan?

        Neither American Financial Group nor the agent can assure participating shareholders of a profit or protect them from a loss in any investment they may make in shares of our common stock under the plan. In administering the plan, neither American Financial Group nor the agent is liable for any act done in good faith or for any omission to act in good faith, including, without limitation, any claim for liability arising out of failure to terminate a participant’s account upon such participant’s death prior to receipt of notice in writing of such death. We retain the right to interpret and regulate the plan, and to modify, suspend or terminate it at any time.

28.     What are the federal income tax consequences of participating in the plan?

        In general, participants in the plan have the same federal income tax obligations with respect to their dividends as do shareholders who are not participating in the plan. This means that the cash dividends a participant reinvests under the plan will be treated as having been received even though the participant does not actually receive them in cash but, instead, uses them to purchase additional shares of stock under the plan.

        The Internal Revenue Service has ruled with respect to a plan similar to our plan that the full fair market value of the shares purchased with reinvested dividends is taxable as dividend income to the participant. This means that in addition to the reinvested dividends being taxable, the 4% discount allowed on the purchase of shares with reinvested dividends under the plan is also taxable as dividend income to the participant in the year the shares are purchased.

        The tax basis of shares acquired through reinvested dividends is equal to the fair market value of the stock on the investment date rather than the discounted amount paid for the shares. The holding period for shares acquired under the plan begins the day after the applicable investment date.

        The following example, using assumed data, illustrates the federal income tax consequences when a participant reinvests dividends under the plan:

Dividends reinvested	$ 96.00
Market value (average market price) per share	$ 25.00
Less 4% discount per share	$ 1.00
Purchase price per share	$ 24.00
Number of shares purchased ($96.00 divided by $24.00)	4 shares
Total discount taxable (4 shares times $1.00)	$ 4.00
Total taxable as dividend income	$ 100.00

        In the case of participating foreign shareholders whose dividends are subject to the withholding of U.S. income taxes, the tax to be withheld will be deducted from each dividend payment before it is reinvested.

        This example is a general summary only, and each participant should consult his or her own tax adviser to determine the tax consequences of his or her participation.

29.     May the plan be amended or discontinued?

        Yes, we may terminate or amend the plan at any time. We will notify all participants of termination or provide information regarding any material amendment. If we terminate the plan in order to establish a new dividend reinvestment plan, participants will automatically participate in the new plan. We will also continue to apply cash dividends as participants previously requested on their enrollment forms.

USE OF PROCEEDS

        The proceeds from the sale of shares purchased from us under the plan will be added to our general operating funds to be used as working capital. We will receive no proceeds from the sale of shares purchased by the agent on the open market.

LEGAL MATTERS

        The validity of the common stock offered under this prospectus will be passed upon for us by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the United States Securities and Exchange Commission. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov or at our website at http://www.amfnl.com. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        The SEC allows us to “incorporate by reference” the information we file with them. This prospectus incorporates important business and financial information about us which is not included in or delivered with this prospectus. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

•	Our Current Reports on Form 8-K dated January 18, 2005, March 8, 2005 and May 19, 2005.

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on November 25, 1997 registering our common stock under Section 12 of the Securities Exchange Act of 1934.

•	Any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the common stock available under the plan have been issue.

        You may obtain a copy of these filings without charge, by writing or telephoning us at the following address:

James C. Kennedy
Vice President, Deputy General Counsel & Secretary
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2121

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

FORWARD LOOKING STATEMENTS

        This prospectus and the documents “incorporated by reference” contain forward looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as “anticipates”, “believes”, “expects”, “estimates”, “intends”, “plans”, “seeks”, “could”, “may”, “should”, “will” or the negative version of those words or other comparable terminology. Examples of such forward-looking statements include statements relating to: expectations concerning market and other conditions and their effect on future premiums, revenues, earnings and investment activities; recoverability of asset values; expected losses and the adequacy of reserves for asbestos, environmental pollution and mass tort claims; rate increases; and improved loss experience.

        Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

•	changes in economic conditions, including interest rates, performance of securities markets, and the availability of capital;

•	regulatory actions;

•	changes in legal environment;

•	tax law changes;

•	levels of natural catastrophes, terrorist events, incidents of war and other major losses;

•	development of insurance loss reserves and other reserves, particularly with respect to amounts associated with asbestos and environmental claims;

•	the unpredictability of possible future litigation if certain settlements do not become effective;

•	trends in mortality and morbidity;

•	availability of reinsurance;

•	ability of reinsurers to pay their obligations;

•	competitive pressures, including the ability to obtain rate increases; and

•	changes in debt and claims paying ratings.

        The forward-looking statements herein are made only as of the date of this report. We assume no obligation to publicly update any forward-looking statements.

COMMISSION POSITION ON INDEMNIFICATION

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

        Ohio law permits us to indemnify any person made or threatened to be made a party to any proceedings, other than a proceeding by or in our right, by reason of the fact that he is or was our director, officer, employee or agent, against expenses, including judgment and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in our right, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to us unless deemed otherwise by the court. Indemnifications are to be made by a majority vote of a quorum of disinterested directors or the written opinion of independent counsel or by the shareholders or by the court. Our charter documents extend such indemnification. We also maintain directors and officers insurance which covers all of our directors and officers and all directors and officers of the companies which are, directly or indirectly, more than 50% owned by us. We have also has entered into indemnification agreements with our executive officers and directors providing for indemnification against certain liabilities to the fullest extent permitted under Ohio law.